FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2003

Commission File Number 001-30456

Chartwell Technology Inc.
(Translation of registrant’s name into English)

407 2nd Street SW, Suite 700 Calgary, Alberta T2P 2Y3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHARTWELL TECHNOLOGY INC.

Date: March 11, 2003	/s/ Barry H. Foster Barry H. Foster, Chief Financial Officer

C h a r t w e l l   T e c h n o l o g y   I n c .

PRESS RELEASE

CHARTWELL REPORTS CONTINUED GROWTH

Chartwell Technology Inc.	TSX-VEN: CWH

Calgary, Canada, March 6, 2003, Chartwell Technology Inc. (TSX-VEN: CWH) a leading provider of gaming systems and entertainment content to the online gaming industry, announces financial results for the first quarter ended January 31, 2003 and fiscal year ended October 31, 2002.

First Quarter 2003 Results

Revenues :  For the first quarter ended January 31, 2003, revenue rose 315% to $1,691,476 compared to $407,343 in the same period of 2002. License fee revenues rose 250% to $1,183,308 compared to $337,902 in the same prior year period. The balance of revenues were made up of software set up fees of $480,500 and interest and other revenues of $27,668.

Expenses :   Expenses for the quarter rose to $1,343,863 compared to $1,184,189 in the same quarter of 2002. This 14% increase was attributed to higher software development costs relating to the Company’s casino software as well as development of new bingo and poker software for expansion into new gaming verticals. Consistent with its expansion into new regulated markets, the Company also increased expenditures toward its eventual certification in targeted jurisdictions. General and administrative expenses for the quarter were $423,201, a decrease of 11% over the same period of the prior year.

Gain :  The first quarter of 2003 was Chartwell’s most profitable quarter to date with net income of $347,613 or $0.03 per share compared to a loss of $776,846 or $0.06 per share for the corresponding quarter of the prior year.

“Strong revenue growth from established gaming clients, particularly in Europe, continues to have a very positive effect on our financial performance,” states Darold H. Parken, President and CEO of Chartwell. “Our mandate has been to deliver solid revenue growth across a core of branded customers and we are pleased to report that we are meeting those objectives.” Mr. Parken adds, “ Given that our recurring license fee revenues continue to increase as a component of total revenues and our firm control over expenses, we are confident in our goal of achieving profitability this fiscal year.”

Fiscal Year 2002 Results

Revenues :   Revenues increased to $3,737,994 for the year ended October 31, 2002, compared with $3,232,354 for the prior year an increase of 16%. Operating revenues consisted of software set-up fees and software licensing fees. Software licensing fees for the year ended October 31, 2002 were $2,646,766 compared to $908,876 in the prior year, an increase of 191%. Software set-up fees for the year were $789,197 compared to $1,928,696 in 2001, a decrease of 59%. Interest and other revenues for the fiscal year ended October 31, 2002 were $302,031, compared to $394,782 of the prior year.

Expenses :   Expenses increased from $4,068,321 during the fiscal year ended October 31, 2001, to $5,169,276 in 2002. The software development component of expenses increased to $2,651,335 during the fiscal year ended October 31, 2002, compared to $2,013,601 for 2001, representing an increase of 32%, due to an expansion of our product offering. General and administrative expenses increased $234,147 (11%) from

$2,065,710 during the fiscal year ended October 31, 2001, to $2,299,857 in 2002. Higher general and administrative expenses reflect increased sales and marketing efforts.

Loss :  Net loss from continuing operations increased $595,315, from $835,697 during the year ended October 31, 2001 to $1,431,282 for the fiscal year ended October 31, 2002 ($0.11 per share).

“Despite the challenges experienced by many of our competitors over the past year, Chartwell actually saw positive growth during 2002, with revenues increasing 16% over the previous year”, states Mr. Parken.  “An important indicator of our long-term potential is the substantial growth we achieved in the recurring portion of revenue,” he continues. “We are pleased to report that recurring software license revenues now comprise approximately 70% of our total revenue stream.” These recurring software license fees amounted to $2,646,766 in 2002 representing an increase of 191% over the previous year.”

Throughout the last year Chartwell continued to invest in new products and platforms that will provide access to new gaming markets and add significant new revenue streams. Correspondingly, expenses during 2002 rose to $5,169,276 representing a 27% increase over the previous year. The largest single area of expense growth during 2002 was in software development, which rose by 32% due to the expansion of our programming team and the development of new gaming products and features.

New Products and Platforms

Chartwell was one of the first companies to provide a complete no-download casino suite with its first Java-based product. Since entering the market in 1999, Chartwell has continued to maintain its leading position in no-download technology with the release of its V4.0 Flash-based casino during the past year.

Chartwell will soon be launching its latest product initiative, multi-player poker. With a global poker player market numbering in the millions, Chartwell is poised to tap into this relatively new gaming revenue stream. “Many of our current licensees have a player base that is eager to try our latest product offering,” states Darcy Krogh, Chartwell’s Vice President of Business Development, “and we are now in the final stages of testing before rolling out this exciting new gaming product which includes five popular poker games with full tournament functionality.”

Java-enabled wireless devices such as cellular phones are increasingly popular as gaming platforms and Chartwell has been a leader in bringing casino style games to this rapidly growing market. “As a follow-up to our earlier launch with a major cellular phone manufacturer, we are actively pursuing new deals that will bring our games to users of a multitude of Java-enabled handsets,” states Mr. Krogh.

Chartwell will also soon be releasing the download version of its casino suite, which will give players the option of saving the client-side application to their computer desktop. “While this latest addition to our product portfolio is not revolutionary in concept, it was a logical step in rounding out our product offering to address all player preferences and platforms,” states Mr. Krogh.

Looking Ahead

The 2003 International Casino Exhibition (ICE), held in London in January, was further confirmation of Chartwell’s market strategy. ICE is one of the world’s largest gaming industry trade shows where Chartwell’s products and services garnered an unprecedented level of interest, fueled largely by a gaming friendly European market, and the much-anticipated regulation of the online gaming environment in the U.K. The ICE venue also allowed Chartwell to unveil its kiosk-based gaming system, which promises to provide access to new gaming channels and add considerable revenue streams in the months and years ahead.

Chartwell looks to continued growth of its branded client base and to deploying new games and features that it has invested in over the past year to achieve its objective of providing our clients with every game for every

platform.     Sales of our wireless gaming system will not only provide an additional revenue stream for the Company but will also enhance Chartwell’s position as the leader in cutting edge technologies. Chartwell’s Poker, Bingo and Kiosk gaming products offer many new market opportunities and are expected to be strong contributors to revenue growth.

About Chartwell

Chartwell Technology Inc. specializes in the development of leading edge gaming applications and entertainment content for the Internet and wireless platforms. Chartwell’s Java and Flash based software products and games are designed for deployment in gaming, entertainment, advertising and promotional applications. Chartwell does not participate in the online gaming business of its clients. Chartwell’s team of highly trained professionals is committed to delivering the highest quality software and maintaining its leading edge through continuous development and unparalleled customer support.

Chartwell invites you to preview and play our games at: www.chartwelltechnology.com

For further information, please contact:  Chartwell Technology Inc.

Darold H Parken, President	David Bajwa, Investor Relations
(877) 261-6619 or (403) 261-6619	(877) 669-4180 or (604) 669-4180
dhp@chartwelltechnology.com	info@chartwelltechnology.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained herein which are not historical fact are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements, including, but not limited to, certain delays in testing and evaluation of products, regulation of the online gaming industry, and other risks detailed from time to time in Chartwell’s filings with the Securities & Exchange Commission. We assume no responsibility for the accuracy and completeness of these statements and are under no duty to update any of the forward-looking statements contained herein to conform these statements to actual results. This is not an offer to sell or a solicitation of an offer to purchase any securities.

British Columbia Securities Commission

QUARTERLY REPORT – FORM 51 51-901F

Freedom of Information and Protection of Privacy Act
The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act. Questions about the collection or use of this information can be directed to the Supervisor, Statutory Filings (604) 899-6500, 9th floor, 701 W. Georgia Street, Vancouver, British Columbia, Canada, V7Y 1L2

ISSUER DETAILS:

NAME OF ISSUER	FOR PERIOD ENDED	DATE OF REPORT

Chartwell	January 31, 2003	March 6, 2003
Technology Inc.

ISSUER'S ADDRESS	ISSUER'S FAX NO.	ISSUER'S TELEPHONE NO.

407 2nd Street SW,	(403) 237-5816	(403) 261-6619
Suite 700
Calgary, Alberta
T2P 2Y3

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.

Darold H. Parken	President	(as above)

CONTACT PERSON	ISSUER'S EMAIL ADDRESS	ISSUER'S WEBSITE

Barry H. Foster	bfoster@chartwelltechnology.com	www.chartwelltechnology.com

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	NAME	DATE SIGNED

signed "Darold H. Parken"	Darold H. Parken	March 6, 2003

DIRECTOR'S SIGNATURE	NAME	DATE SIGNED

signed "Roderick A. Ferguson"	Roderick A. Ferguson	March 6, 2003

SCHEDULE “A”
QUARTERLY REPORT – FORM 51 51-901F (Continued)
For the period ended January 31, 2003

Financial Information

Please find enclosed the following Interim Financial Statements, which include:

•	Balance Sheet
•	Statement of Loss and Deficit
•	Statement of Cash Flow
•	Financial Statement Notes

SCHEDULES “B” AND “C”

QUARTERLY REPORT – FORM 51 51-901F (Continued)
For the period ended January 31, 2003

(SCHEDULE “B”)   SUPPLEMENTARY INFORMATION

Analysis of expenses and deferred costs:

Expenses for the three month period consisted primarily of software development expenses of $871,853 (65%) and general and administrative expenses of $423,201 (31%).

Expense Breakdown for the Three Month Period November 1/02 to January 31/03

Software Development

$
Salaries/Wages/Benefits	683,821
Rent	50,636
Other	137,396

Total Software Development	871,853

General & Administration

$
Salaries/Wages/Benefits	141,037
Consulting/Professional Fees	73,937
Rent	15,696
Trade Shows/Travel	108,516
Miscellaneous	84,015

Total General & Administration	423,201

Related party transactions:

A director and officer of the Corporation, through a company in which he is a principal, received $15,000 in fees for legal services. A director and officer of the Corporation, through a company in which he is a principal, received $41,250 in fees for business consulting services.

Summary of securities issued and options granted during the period:

Nil

Summary of securities as at the end of the reporting period:

SHARE CAPITAL Authorized capital

100,000,000 common voting shares without nominal or par value.

Unlimited number of first preferred shares.

Unlimited number of second preferred shares.

The issued common shares are as follows:

Number of Shares	Consideration $

15,817,701	14,632,223

Stock Options

Stock Options Outstanding at Period End:

Quantity	Price	Expiry
196,966	$ 1.00	31/10/03 to 07/05/06
1,504,200	$ 1.06	06/06/04 to 22/04/06
145,200	$ 1.17	31/11/04 to 01/11/05
50,000	$ 1.50	14/12/03
233,400	$ 1.60	3/10/07 to 4/23/07
50,000	$ 1.63	4/18/07
48,100	$ 1.72	18/12/06
111,000	$ 2.00	05/09/06 to 03/10/06
50,000	$ 2.09	23/08/06

2,388,866

Escrowed Shares:

375,000 shares are held in escrow on behalf of the principals of the Company and are subject to the direction and determination of the regulatory authorities in the Province of British Columbia.

955,400 shares are held in escrow on behalf of the principals of the Company and subject to the direction and determination of the regulatory authorities in the Province of Alberta.

Pursuant to the Company’s acquisition of all of the issued shares of Gateway Technology Inc., 1,000,000 shares are held in escrow and are realizable from time to time as to one escrowed share for each $1.00 of cash flow generated by Gateway Technology Inc. subsequent to its acquisition by the Company.

Directors and Officers:

Darold H. Parken — President and Director
Darcy Krogh - Vice President, Business Development and Director
Donald Harold - Vice President, Operations
Dave Acorn - Vice President, Software Development
Barry H. Foster - Chief Financial Officer
Roderick A. Ferguson - Director
Rene G. Carrier - Director
Steven Latham - Director
Andrew Smith - Technical Director

(SCHEDULE “C”)   Management Discussion
This Management Discussion covers the period ended January 31, 2003.

Management’s Discussion and Analysis

The following discussion and analysis should be read in conjunction with the unaudited consolidated financial statements of Chartwell Technology Inc. (“the Company” or “Chartwell”) including the notes thereto for the three months ended January 31, 2003 and should also be read in conjunction with the audited consolidated statements and the Management’s Discussion and Analysis for the year ended October 31, 2002 as set out in the Company’s 2002 Annual Report. All currency amounts are in Canadian dollars unless otherwise indicated.

OVERVIEW

Chartwell specializes in the development of leading edge gaming applications and entertainment content for the Internet and wireless platforms. Chartwell’s Java and Flash based software products and games are designed for deployment in gaming, entertainment, advertising and promotional applications. Chartwell does not participate in the online gaming business of its clients. Chartwell’s team of highly trained professionals is committed to delivering the highest quality software and maintaining its leading edge through continuous development and unparalleled customer support.

FORWARD LOOKING STATEMENT

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained herein which are not historical fact are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements, including, but not limited to, certain delays in testing and evaluation of products, regulation of the online gaming industry, and other risks detailed from time to time in Chartwell’s filings with the Securities & Exchange Commission. We assume no responsibility for the accuracy and completeness of these statements and are under no duty to update any of the forward-looking statements contained herein to conform these statements to actual results. This is not an offer to sell or a solicitation of an offer to purchase any securities.

RESULTS OF OPERATIONS

REVENUE

For the first quarter of 2003, revenue rose 315% to $1,691,476 compared to $407,343 in the same 2002 quarter. The Company’s focus on attracting established gaming clients, particularly in Europe, continues to have a very positive effect on the license fee revenue component. For the first quarter of 2003, license fee revenue rose 250% to $1,183,308 compared to $337,902 in the same 2002 quarter.

NET INCOME (LOSS)

For the three months ended January 31, 2003, net income was $347,613 compared to a loss of $776,846 in the same 2002 period. This translated into income per share of $0.03 compared to a loss of $0.06 in 2002. The change was primarily attributable to increased revenues compared to 2002.

SOFTWARE DEVELOPMENT AND SUPPORT COSTS

For the three-month period of 2003, these costs rose to $871,853 compared to $659,371 in 2002. The increase was attributed to continued development of the Company’s casino software as well as development of new bingo and poker software for expansion into new gaming verticals. Consistent with its proactive expansion into new regulated markets, the Company increased its compliance expenditures for its certification with respect to various regulatory models.

GENERAL AND ADMINISTRATIVE COSTS

For the three-month period of 2003, general and administrative costs were to $423,201 compared to $474,082 in the same 2002 period.

LIQUIDITY AND CAPITAL RESOURCES

At January 31, 2003, the Company had a total cash position of $4,818,317, which comprises of cash and short-term investments. This compares to total cash of $4,885,761 at year ended October 31, 2002. Cash used by operations was $34,919 in the first quarter of 2003 compared to $729,732 used by operations in the corresponding 2002 quarter.

RISKS AND UNCERTAINTIES

The primary risks and uncertainties that affect and may affect the Company and its business, financial condition and results of operations are substantially unchanged from those discussed in the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended October 31, 2002 contained in the Company’s 2001 Annual Report. All such risks and uncertainties, with the exception of the below updates, are incorporated herein by reference.

GOVERNMENT REGULATION

In these formative years of Internet gaming, there continues to be ongoing debate whether to prohibit or regulate the industry. Prohibition efforts continue to persist particularly at the federal level in the US and remain an ongoing industry risk. Land-based gaming organizations and major governments worldwide are showing growing favor to allow the online gaming industry to flourish in a regulated environment.

PAYMENT PROCESSING

While payment processors have been under pressure in the U.S. there have been new methods and processors emerge elsewhere. Chartwell could be adversely affected by developments in this area.

OUTLOOK

2003 is continuing a trend established in 2002 of increased license fee revenue for Chartwell. The Company is seeing the results of a focused campaign to contract larger, established gaming clients who, in Chartwell’s view, represent the future of the online gaming industry. The outlook for the remainder of 2003 is very positive with significant overall growth of the industry projected and with Chartwell’s plans for capturing an even greater market share well underway. Given the early stage of the industry, laws governing Internet gaming around the world continue to develop. In this environment, Chartwell advocates self-regulation and remains at the forefront of compliance as the I-gaming industry adopts tougher regulations around the world. Chartwell will continue to invest in compliance, infrastructure and security to strengthen its regulatory compliance framework globally and support its growing list of larger, brand name customers. This strategy has resulted in strong revenue growth, and exciting opportunities with major new gaming organizations in Europe, Asia and the US. Chartwell continues to extend its network to offer a broader range of payment options, supporting the Company’s goal to be globally diversified to capitalize on opportunities in the best, regulated jurisdictions for Internet gaming. The Company continues to actively pursue its entry into new gaming verticals such as poker, bingo and lottery. Development of new poker, bingo and lottery software remains a parallel strategy.

Chartwell Technology Inc.
Consolidated Interim Financial Statements
For the three months ended January 31, 2003

CHARTWELL TECHNOLOGY INC.
Consolidated Balance Sheets

	January 31, 2003	October 31, 2002

	(unaudited)

Assets

Current assets:
Cash and cash equivalents	$ 2,344,498	$ 1,704,267
Short term investments	2,473,819	3,181,494
Accounts receivable	1,669,452	1,128,639
Deferred set-up expense	--	91,629
Prepaid expenses	114,522	79,147

	6,602,291	6,185,176

Due from related parties	164,506	162,565

Capital assets	278,006	268,374

Deferred software development costs	82,551	110,068

	$ 7,127,354	$ 6,726,183

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable and accrued liabilities	$ 153,059	$ 169,154
Current portion of obligations under capital lease	7,142	6,841
Deferred revenue	71,254	--

	231,455	175,995

Obligations under capital lease	7,085	8,987

Shareholders' equity:
Share capital	14,632,223	14,632,223
Deficit	(7,743,409)	(8,091,022)

	6,888,814	6,541,201

	$ 7,127,354	$ 6,726,183

See accompanying notes to consolidated interim financial statements.

CHARTWELL TECHNOLOGY INC.
Consolidated Statements of Income (Loss) and Deficit

(unaudited)

	Three months ended January 31,

	2003	2002

Revenue:
Software set-up fees	$ 480,500	$ --
Software license fees	1,183,308	337,902
Interest and other	27,668	69,441

	1,691,476	407,343

Expenses:
Software development and support	871,853	659,371
General and administrative	423,201	474,082
Depreciation and amortization	21,292	23,217
Amortization of deferred software development costs	27,517	27,519

	1,343,863	1,184,189

Net income (loss)	347,613	(776,846)

Deficit, beginning of period	(8,091,022)	(6,659,740)

Deficit, end of period	$(7,743,409)	$(7,436,586)

Net income (loss) per share basic and diluted	$ 0.03	$ (0.06)

See accompanying notes to consolidated interim financial statements.

CHARTWELL TECHNOLOGY INC.
Consolidated Statements of Cash Flows

(unaudited)

	Three months ended January 31,

	2003	2002

Cash provided by (used in):

Operations:
Funds from operations:
Net income (loss)	$ 347,613	$ (776,846)
Depreciation and amortization	21,292	23,217
Interest income capitalized	(1,941)	--
Amortization of deferred software development costs	27,517	27,519
Deferred set-up costs	91,629	--

	486,110	(726,110)

Change in non-cash working capital:
Accounts receivable	(540,813)	(128,060)
Prepaid expenses	(35,375)	5,743
Deferred revenue	71,254	79,620
Accounts payable and accrued liabilities	(16,095)	39,075

	(521,029)	(3,622)

	(34,919)	(729,732)

Financing:
Issue of shares	--	121,088
Repayment of lease obligations	(1,601)	(3,006)

	(1,601)	118,082

Investments:
Sale (purchase) of short term investments	707,675	(305,923)
Purchase of capital assets	(30,924)	(22,837)

	676,751	(328,760)

Increase (decrease) in cash	640,231	(940,410)

Cash, beginning of period	1,704,267	2,741,078

Cash, end of period	$ 2,344,498	$ 1,800,668

See accompanying notes to consolidated interim financial statements.

CHARTWELL TECHNOLOGY INC.
Notes to Consolidated Interim Financial Statements

For the three months ended January 31, 2003
(unaudited)

These consolidated interim financial statements of Chartwell Technology Inc. (the “Company”) have been prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies, except as otherwise disclosed, as were used for the consolidated financial statements for the year ended October 31, 2002. These consolidated interim financial statements should be read in conjunction with the consolidated financial statements for the year ended October 31, 2002.

1.	Share capital:

As at January 31, 2003 and October 31, 2002 the Company had 15,817,701 and 15,817,701 common shares outstanding and 2,388,866 and 2,388,866 options to acquire common shares respectively.

2.	Segmented information:

The Company has aggregated its Canadian and Belize operating segments into one reporting segment as management has determined that the nature of the operations in each segment meets the aggregation criteria specified by the CICA. The Company’s software set-up and license fees are from domestic and foreign entities and originate from the following countries of operations:

	Three months ended January 31

2003	Canada	Belize	Total

Software set-up fees	$ --	$ 480,500	$ 480,500
Software license fees	$54,638	$1,128,670	$1,183,308

	Three months ended January 31

2002	Canada	Belize	Total

Software set-up fees	$75,881	$ --	$ 75,881
Software license fees	$ --	$235,838	$235,838

3.	Change in accounting policy:

Effective November 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to accounting for stock-based compensation and other stock-based payments. The new recommendations require equity instruments awarded to employees and the cost of the service received as consideration to be measured and recognized based on the fair value of the equity instruments issued. Compensation expense is recognized over the period of related employee service, usually the vesting period of the equity instrument awarded. The new recommendations permit the measurement of compensation expense for stock options granted to employees and directors that are not direct awards of stock, stock appreciation rights or otherwise call for settlement in cash or other assets by an alternative method and to provide pro forma disclosure of the financial results using the fair value method.

The Company has elected to follow an alternative method of accounting for stock options awarded to employees and recognize no compensation expense when stock options are granted. Since no grants were made in the period of these statements, no pro forma amounts are presented.

British Columbia Securities Commission

ANNUAL REPORT – FORM 51 51-901F

Freedom of Information and Protection of Privacy Act
The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act. Questions about the collection or use of this information can be directed to the Supervisor, Statutory Filings (604) 899-6500, 9th floor, 701 W. Georgia Street, Vancouver, British Columbia, Canada, V7Y 1L2

ISSUER DETAILS:

NAME OF ISSUER	FOR PERIOD ENDED	DATE OF REPORT

Chartwell	October 31, 2002	March 6, 2003
Technology Inc.

ISSUER'S ADDRESS	ISSUER'S FAX NO.	ISSUER'S TELEPHONE NO.

407 2nd Street SW,	(403) 237-5816	(403) 261-6619
Suite 700
Calgary, Alberta
T2P 2Y3

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.

Darold H. Parken	President	(as above)

CONTACT PERSON	ISSUER'S EMAIL ADDRESS	ISSUER'S WEBSITE

Barry H. Foster	bfoster@chartwelltechnology.com	www.chartwelltechnology.com

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	NAME	DATE SIGNED

signed "Darold H. Parken"	Darold H. Parken	March 6, 2003

DIRECTOR'S SIGNATURE	NAME	DATE SIGNED

signed "Roderick A. Ferguson"	Roderick A. Ferguson	March 6, 2003

SCHEDULE “A”
ANNUAL REPORT – FORM 51 51-901F (Continued)
For the period ended October 31, 2002

Financial Information

Please find the attached Audited Financial Statements, which include:

•	Auditor's Report
•	Balance Sheet
•	Statement of Loss and Deficit
•	Statement of Cash Flow
•	Financial Statement Notes

SCHEDULES “B” AND “C”

ANNUAL REPORT – FORM 51 51-901F (Continued)
For the period ended October 31, 2002

(SCHEDULE “B”)   SUPPLEMENTARY INFORMATION

Analysis of expenses and deferred costs:

Expenses for the year totaled $5,169,276 and consisted primarily of software development expenses of $2,651,335 (51%) and general and administrative expenses of $2,299,857 (44%).

Expense Breakdown for the Year November 1/00 to October 31/01

Software Development

$
Salaries/Wages/Benefits	2,222,199
Consulting	61,742
Rent	174,393
Miscellaneous	193,001

Total Software Development	2,651,335

General & Administration

$
Salaries/Wages/Benefits	523,337
Consulting/Professional Fees	604,386
Rent	75,964
Contract Termination	444,699
Trade Shows/Travel	226,678
Miscellaneous	424,793

Total General & Administration	2,299,857

Related party transactions:

A director and officer of the Corporation, through a company in which he is a principal, received $60,000 in fees for legal services. A director and officer of the Corporation, through a company in which he is a principal, received $165,000 in fees for business consulting services.

Summary of securities issued and options granted during the period:

On December 19, 2001, a total of 82,700 options were granted to seven employees with an exercise price of $1.72 and an expiry date of December 18,2006. On March 11, 2002 a total of 125,000 options were granted to two employees with an exercise price of $1.60 and an expiry date of March 10, 2007. On April 10, 2002 an employee was granted 8,400 options with an exercise price of $1.60 and an expiry date of April 9, 2007. On April 19, 2002 a director was granted 50,000 options expiring April 18, 2007 with and exercise price of $1.63. A consultant was granted 100,000 options on April 24, 2002 with and exercise price of $1.60 expiring April 23, 2007. On September 5, 2002, a total of 60,300 options were granted to eight employees with an exercise price of $1.00 and an expiry date of September 4, 2007. On October 25, 2002, 10,000 options with an exercise price of $1.72 were forfeited due to an employee resignation.

Summary of securities as at the end of the reporting period:

SHARE CAPITAL Authorized capital

100,000,000 common voting shares without nominal or par value.

Unlimited number of first preferred shares.

Unlimited number of second preferred shares.

The issued common shares are as follows:

Number of Shares	Consideration $

15,817,701	14,632,223

Stock Options

Stock Options Outstanding at Period End:

Quantity	Price	Expiry
196,966	$ 1.00	31/10/03 to 07/05/06
1,504,200	$ 1.06	06/06/04 to 22/04/06
145,200	$ 1.17	31/11/04 to 01/11/05
50,000	$ 1.50	14/12/03
233,400	$ 1.60	3/10/07 to 4/23/07
50,000	$ 1.63	4/18/07
48,100	$ 1.72	18/12/06
111,000	$ 2.00	05/09/06 to 03/10/06
50,000	$ 2.09	23/08/06

2,388,866

Escrowed Shares:

375,000 shares are held in escrow on behalf of the principals of the Company and are subject to the direction and determination of the regulatory authorities in the Province of British Columbia.

955,400 shares are held in escrow on behalf of the principals of the Company and subject to the direction and determination of the regulatory authorities in the Province of Alberta.

Pursuant to the Company’s acquisition of all of the issued shares of Gateway Technology Inc., 1,000,000 shares are held in escrow and are realizable from time to time as to one escrowed share for each $1.00 of cash flow generated by Gateway Technology Inc. subsequent to its acquisition by the Company.

Directors and Officers:

Darold H. Parken — President and Director
Darcy Krogh — Vice President, Business Development and Director
Donald Harold — Vice President, Operations
Dave Acorn — Vice President, Software Development
Barry H. Foster — Chief Financial Officer
Roderick A. Ferguson — Director
Rene G. Carrier — Director
Steven Latham — Director

(SCHEDULE “C”)   Management Discussion
This Management Discussion covers the year ended October 31, 2002.

OVERVIEW

Chartwell specializes in the development of leading edge gaming applications and entertainment content for the Internet and wireless platforms. Chartwell’s Java and Flash based software products and games are designed for deployment in gaming, entertainment, advertising and promotional applications. Chartwell does not participate in the online gaming business of its clients. Chartwell’s team of highly trained professionals is committed to delivering the highest quality software and maintaining its leading edge through continuous development and unparalleled customer support.

FORWARD LOOKING STATEMENT

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained herein which are not historical fact are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements, including, but not limited to, certain delays in testing and evaluation of products, regulation of the online gaming industry, and other risks detailed from time to time in Chartwell’s filings with the Securities & Exchange Commission. We assume no responsibility for the accuracy and completeness of these statements and are under no duty to update any of the forward-looking statements contained herein to conform these statements to actual results. This is not an offer to sell or a solicitation of an offer to purchase any securities.

OPERATING RESULTS

The following discussion and analysis explains trends in our financial condition and results of operations for the three fiscal years ended October 31, 2002, 2001, and 2000. This discussion and analysis of the results of operations and financial condition of the Company should be read in conjunction with the audited financial statements and the related notes. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which conform to accounting principles in the United States, except as described in the notes to financial statements. Unless expressly stated otherwise, all references to dollar amounts in this section are in Canadian dollars (in accordance with Canadian GAAP).

Results of Operations

Year Ended October 31, 2002 Compared to October 31, 2001

The financial results for the year ended October 31, 2002 and 2001 include the operations of our wholly owned subsidiaries CGC and GTI.

Total Assets. Total assets decreased during the year from $7,937,406 to $6,726,183 due mostly to a decrease in cash related to operating activities.

Revenues.     Revenues increased to $3,737,994 for the year ended October 31, 2002, compared with $3,232,354 for the year ended October 31, 2001, an increase of 16%. Operating revenues consisted of Software set-up fees and Software licensing fees. Software licensing fees for the year ended October 31, 2002 were $2,646,766 compared to $908,876 in 2001, an increase of 191%. Software set-up fees for the year ended October 31, 2002 were $789,197 compared to $1,928,696 in 2001, a decrease of 59%. We anticipate that operating revenues will increase during our fiscal year ending October 31, 2003, as we enter into new software licensing agreements and as we continue to earn revenues from our installed customer base. Interest and other revenues for the fiscal year ended October 31, 2002 were $302,031, compared to $394,782 in 2001.

Expenses.     Expenses increased from $4,068,321 during the fiscal year ended October 31, 2001, to $5,169,276 in 2002. Expenses consisted of software development expenses in the amount of $2,651,335 during the fiscal year ended October 31, 2002, compared to $2,013,601 for 2001, an increase of 32%, as we increased our software development efforts in 2002. General and administrative expenses increased $234,147 (18%) from $2,065,710 during the fiscal year ended October 31, 2001, to $2,299,857 in 2002, due to increased sales and marketing efforts. We had a one-time loss of $42,882 from the write-off of long-term securities during the fiscal year ended October 31, 2002.

Loss.     Net loss from continuing operations increased $595,315 (71%), from $835,697 during the year ended October 31, 2001 to $1,431,282 for the fiscal year ended October 31, 2002. We had a loss per share of $0.06 the year ended October 31, 2001, compared to $0.11 for the year ended October 31, 2002. The increase resulted mainly from our increased operating expenses during 2002. We anticipate improved results in the future as the growth of our recurring license fee revenues exceeds increases in expenses.

Year Ended October 31, 2001 Compared to October 31, 2000

The financial results for the year ended October 31, 2001 and 2000 include the operations of our wholly owned subsidiaries CGC and GTI.

Total Assets. Total assets decreased during the year from $9,710,042 (2000) to $7,937,406 (2001) due mostly to a decrease in cash related to operating activities.

Revenues.     Revenues increased to $3,232,354 for the year ended October 31, 2001, compared with $1,421,289 for the year ended October 31, 2000, an increase of 127%. Operating revenues consisted of Software set-up fees and Software licensing fees. Software set-up fees for the year ended October 31, 2001 were $1,928,696, compared to $909,902 in 2000, an increase of 112%, primarily from the installation of software for 9 new clients. Software licensing fees for the year ended October 31, 2001 were $908,876, compared to $172,463 in 2000, an increase of 427% due primarily from licensing revenues from our installed software base. We anticipate that operating revenues will increase during our fiscal year ending October 31, 2002, as we enter into new software licensing agreements and as we continue to earn revenues from our installed customer base. Interest and other revenues for the fiscal year ended October 31, 2001 were $394,782, compared to $338,924 in 2000.

Expenses.     Expenses increased from $4,046,595 during the fiscal year ended October 31, 2000, to $4,068,321 in 2001. Expenses consisted of software development expenses in the amount of $2,013,601 during the fiscal year ended October 31, 2001, compared to $1,291,899, an increase of 56%, as we increased our software development efforts in 2001. General and administrative expenses declined $450,978 (18%) from $2,516,688 during the fiscal year ended October 31, 2000, to $2,065,710 in 2001, primarily as a result of our efforts to reduce overhead costs and consolidation of operations. We had a one-time gain of $242,512 from the extinguishment of debt during the fiscal year ended October 31, 2001.

Loss.     Net loss from continuing operations decreased $1,789,609 (68%) from $2,625,306 during the year ended October 31, 2000 to $835,697 for the fiscal year ended October 31, 2001. We had a loss per share of $0.06 the year ended October 31, 2001, compared to $0.25 for the year ended October 31, 2000. The decline resulted from our increased operating revenues during 2001 and decreased general and administrative expenses, offset by our increased spending in software development. We anticipate that such losses may continue into future periods as we develop our business and invest in research and development to improve our products and marketing.

Currency Translation – Inflation

Our operations will be carried out in United States and Canadian dollars. We expect to carry out the majority of our financings, product development and administration through our Canadian operations in Canadian dollars, our functional currency. Under our licensing agreements, revenues will be received in U.S. dollars. As a result, the Company will be faced with currency fluctuations. We do not currently engage in currency hedging, however, the Company may do so once operations have commenced.

We do not anticipate that inflation will have a material adverse affect on our future operations. Our material obligations are fixed based on capital leases and real property leases. Our obligations to Corel are based on revenues generated from the licensing our Online Games software. In the event our operations are impacted by inflation, we anticipate it will increase software licensing fees.

Critical Accounting Policies

The most significant judgement involved in the preparation of the financial statements is the application of the method of accounting for contract revenue. As explained in note 2(f) to the financial statements, software set-up fees, which require software customization, modification and integration are recognized following the completed contract method which is consistent with the guidance contained in  AICPA Statements of Position 97-2 and 81-1.  The Company makes estimates of costs to complete each contract at each financial reporting date and those estimates comprise a signifcant amount of judgement as to the resources and related costs which are required in the future to reach contract completion.  To the extent that estimated costs exceed expected revenues on contracts, the estimated loss is recognized in the financial statements when identified.

LIQUIDITY AND CAPITAL RESOURCES

Our primary source of funds since incorporation has been through the issue of our Common Shares. Revenues from our software operations have increased each year since we changed our business strategy from oil and gas to software development: $3,737,994 in 2002, $3,232,354 in 2001, and $1,421,289 in 2000.

During the year ended October 31, 2002, we issued 189,200 common shares upon exercise of options for proceeds of $121,088. During the year ended October 31, 2001, we issued 78,000 common shares upon exercise of options and warrants for proceeds of $92,500. During the year ended October 31, 2000, we raised $10,075,000 through a private placement of Special Warrants completed on March 10, 2000. In addition, all of the 1999 Special Warrants and 1999 Warrants we issued were exercised resulting in the issuance of 1,100,000 Common Shares in aggregate and resulting in a further cash infusion of $1,375,000.

Capital expenditures were $97,248 for the year ended October 31, 2002 and $97,093 for the year ended October 31, 2001. These expenditures were made to acquire equipment.

Our cash and short-term investment position at October 31, 2002 was $4,885,761. We had working capital of $5,917,552 at October 31, 2002.

We expect that our software development costs will be approximately $3,200,000 in our fiscal year ending October 31, 2003. We also anticipate our general and administrative expenditures, which include marketing and sales expenses will be approximately $2,200,000 in our fiscal year ending October 31, 2003.

We believe that our current cash resources are sufficient to continue as a going concern. We believe that our cash flow from operations, supplemented by existing working capital, provide sufficient resources to finance our operations and planned capital needs for the next 12 months at least.

We do not know of any trends, demands, commitments, events or uncertainty that will result in, or that are reasonably likely to result in, our liquidity either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in our liquidity are determined by the success or failure of our software operations.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

The Company’s policy is to continuously perform research and development to develop new products or versions of products. We also research new technologies that relate to our products and use them to improve our products where appropriate. The Company does not patent its products or technologies but utilizes a licensing model with its customers, which provides protection from unauthorized use. Our source code is not made available to licensees and we utilize various security measures to prevent any unauthorized copying or viewing of our source code. Research and development expenditures are included as “Software Development” in our financial statements and are fully expensed in the periods they are incurred. For fiscal 2002 these expenditures amounted to $2,651,335, for fiscal 2001 these expenditures amounted to $2,013,601 and for fiscal 2000 expenditures were $1,291,899.

TREND INFORMATION

Since the end of the last fiscal year the company released a new version of casino software. Our recurring license fee revenue generated 77% of total software revenue and should continue to increase as a percentage of the total. The Company has added several new clients since the end of the last fiscal year and existing clients are being upgraded to the new version.

Consolidated Financial Statements of

CHARTWELL TECHNOLOGY INC.

As at October 31, 2002 and 2001 and for each of the years in the three year period ended October 31, 2002

AUDITORS’ REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Chartwell Technology Inc. as at October 31, 2002 and 2001 and the consolidated statements of loss and deficit and cash flows for each of the years in the three year period ended October 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

With respect to the consolidated financial statements for the years ended October 31, 2002 and October 31, 2001 we conducted our audits in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. With respect to the consolidated financial statements for the year ended October 31, 2000, we conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company and the results of its operations and its cash flows for each of the years in the three year period ended October 31, 2002 in accordance with Canadian generally accepted accounting principles.

(Signed)     KPMG LLP

Chartered Accountants

Calgary, Canada
March 5, 2003

CHARTWELL TECHNOLOGY INC.
Consolidated Balance Sheets

As at October 31
(stated in Canadian dollars)

	2002	2001

Assets
Current assets:
Cash	$ 1,704,267	$ 2,741,078
Short term investments (note 8)	3,181,494	3,350,007
Accounts receivable	1,128,639	1,049,041
Deferred set-up expense	91,629	--
Prepaid expenses	79,147	79,867

	6,185,176	7,219,993
Due from related parties (note 6)	162,565	150,995

Available for sale long-term securities	--	42,882

Capital assets (note 2)	268,374	303,392

Deferred software development costs (note 3)	110,068	220,144

	$ 6,726,183	$ 7,937,406

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable and accrued liabilities	$ 169,154	$ 59,897
Current portion of obligations under capital lease (note 4)	6,841	12,668

	175,995	72,565
Obligations under capital lease (note 4)	8,987	13,446

Shareholders' equity:
Share capital (note 5)	14,632,223	14,511,135
Deficit	(8,091,222)	(6,659,740)

	6,541,201	7,851,395
Commitments (note 9)

	$ 6,726,183	$ 7,937,406

See accompanying notes to consolidated financial statements.

On behalf of the Board:

Signed   "Darold H. Parken"                             Director

Signed   "Rod A. Ferguson"                             Director

CHARTWELL TECHNOLOGY INC.
Consolidated Statements of Loss and Deficit

Years ended October 31
(stated in Canadian dollars)

	2002	2001	2000

Revenue:
Software set-up fees	$ 789,197	$ 1,928,696	$ 909,902
Software license fees	2,646,766	908,876	172,463
Interest and other	302,031	394,782	338,924

	3,737,994	3,232,354	1,421,289
Expenses:
Software development	2,651,335	2,013,601	1,291,899
General and administrative	2,299,857	2,065,710	2,523,572
Gain from extinguishment of debt (note 6)	--	(242,512)	--
Amortization of deferred software
development costs	110,076	110,076	110,074
Depreciation and amortization	108,008	121,446	121,050

	5,169,276	4,068,321	4,046,595

Net loss	(1,431,282)	(835,967)	(2,625,306)

Deficit, beginning of year	(6,659,740)	(5,823,773)	(3,198,467)

Deficit, end of year	$(8,091,022)	$(6,659,740)	$(5,823,773)

Net loss per share	$ (0.11)	$ (0.06)	$ (0.25)

See accompanying notes to consolidated financial statements.

CHARTWELL TECHNOLOGY INC.
Consolidated Statements of Cash Flows

Years ended October 31
(stated in Canadian dollars)

	2002	2001	2000

Cash provided by (used in):

Operations:
Net loss	$(1,431,282)	$ (835,967)	$(2,625,306)
Depreciation and amortization	108,008	121,446	121,050
Amortization of deferred software
development costs	110,076	110,076	110,074
Deferred revenue	--	(299,789)	(123,014)
Interest income capitalized	(11,570)	--	--
Write-down of long-term securities	42,882	--	--
Loss on disposal of capital assets24,258	--	--
Change in non-cash working capital:
Accounts receivable	(79,598)	(1,056,283)	150,150
Deferred set-up expense	(91,629)	--	--
Prepaid expenses	720	(7,899)	(5,495)
Accounts payable and accrued liabilities	109,257	(725,645)	437,737

	(61,250)	(1,789,827)	582,392

	(1,218,878)	(2,694,061)	(1,934,804)
Financing:
Issue of shares	121,088	92,500	1,447,500
Issue of special warrants	--	--	10,075,000
Share and special warrant issue costs	--	--	(816,416)
Repayment of lease obligations	(10,286)	(3,735)	(230,375)
Long-term debt	--	--	(42,625)

	110,802	88,765	10,433,084
Investing:
Sale (purchase) of short term investments	168,513	(3,350,007)	--
Purchase of capital assets	(97,248)	(97,093)	(314,715)

	71,265	(3,447,100)	(314,715)

Increase (decrease) in cash	(1,036,811)	(6,052,396)	8,183,565

Cash, beginning of year	2,741,078	8,793,474	609,909

Cash, end of year	$ 1,704,267	$ 2,741,078	$ 8,793,474

Supplemental cash flow information:
Cash interest received	$ 290,462	$ 393,709	$ 332,892
Cash interest paid	(3,272)	(3,409)	(4,270)

See accompanying notes to consolidated financial statements.

CHARTWELL TECHNOLOGY INC.
Notes to Consolidated Financial Statements

Years ended October 31, 2002, 2001 and 2000
(stated in Canadian dollars)

Chartwell Technology Inc. (the “Company”) is incorporated under the Business Corporations Act (Alberta). The Company specializes in the development of leading edge games and entertainment content for Internet and Intranet deployment. The Company’s software products and games are designed for use in gaming, entertainment, advertising and promotional applications.

1.	Significant accounting policies:

(a)	Basis of presentation:

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Gateway Technology Inc. (“GTI”), a United States company, and Chartwell Games Corp. (“CGC”) (formerly Gaming Tech Corporation), a Belize company. GTI is a US incorporated company, which was acquired on November 1, 1998, and Gaming Tech was incorporated in Belize and commenced operations November 1, 1999. The accounting policies of the Company are in accordance with generally accepted accounting principles in Canada and Canadian dollars is the functional currency. Except for the information disclosed in note 11 there are no material differences between Canadian and United States generally accepted accounting principles in these consolidated financial statements.

(b)	Capital assets:

Capital assets are recorded at cost and amortization is provided for on a declining balance basis using the following rates:

Capital assets under lease	30%
Computer equipment	30%
Furniture and equipment	20%

(c)	Research and deferred software development:

Research costs are expensed as incurred. Costs related to the development of software are expensed as incurred unless such costs meet the criteria for deferral and amortization under generally accepted accounting principles. The criteria are the establishment of technical feasibility, identification of a market for the software, the Company’s intent to market the software, and the existence of adequate resources to complete the project. To October 31, 2002, the Company has deferred the purchase cost of acquired software, which is being amortized over its expected useful life of five years. No other software development costs have been deferred. Capitalized software development is evaluated in each reporting period to determine whether it continues to meet the criteria for continued deferral and amortization.

CHARTWELL TECHNOLOGY INC.
Notes to Consolidated Financial Statements, Page 2

Years ended October 31, 2002, 2001 and 2000
(stated in Canadian dollars)

1.	Significant accounting policies (continued):

(d)	Foreign currency translation:

The Company uses the temporal method of foreign currency translation to translate the accounts of its foreign subsidiaries. Monetary items are translated to Canadian dollars at exchange rates in effect at the balance sheet date and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenues and expenses are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in income.

(e)	Revenue recognition:

Revenue is recognized in accordance with the terms of the Company’s various licensing agreements. Software set-up fees, which require software customization, modification and integration, are recognized following the completed contract method. Licensing revenue, including revenue related to software maintenance and upgrades, is recognized on an accrual basis as earned over the life of the licensing agreement.

(f)	Per share amounts:

Loss per share has been calculated using the weighted average number of common shares outstanding during the year, which were 13,485,109 (2001 – 13,286,063; 2000 –10,477,211). Contingently returnable and issuable shares held in escrow have been excluded from the calculation. 2001 and 2000 per share amounts have been restated to remove 2,330,400 contingently returnable or issuable shares from the calculation. Diluted per share amounts, which are calculated using the treasury stock method, have not been shown, as the results would be anti-dilutive.

(g)	Use of estimates:

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(h)	Income taxes:

The Company follows the liability method of accounting for income taxes, whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using substantively enacted tax rates expected to apply when the asset is realized or the liability settled. A valuation allowance is recorded against any future income tax assts if it is more likely than not that the asset will not be realized.

CHARTWELL TECHNOLOGY INC.
Notes to Consolidated Financial Statements, Page 3

Years ended October 31, 2002, 2001 and 2000
(stated in Canadian dollars)

1.	Significant accounting policies (continued):

(i)	Stock option plan:

The Company has a stock option plan which is described in note 5(c). No compensation expense is recognized under the plan when stock options are issued. The consideration paid on exercise of stock options is credited to share capital.

2.	Capital assets:

2002	Cost	Accumulated amortization	Net book value

Capital assets under lease	$ 47,005	$ 31,350	$ 15,655
Computer equipment	535,356	325,898	209,458
Furniture and equipment	77,070	33,809	43,261

	$659,431	$391,057	$268,374

2001

Capital assets under lease	$ 47,005	$ 24,641	$ 22,364
Computer equipment	476,602	246,778	229,824
Furniture and equipment	78,582	27,378	51,204

	$602,189	$298,797	$303,392

3.	Deferred software development costs:

	2002	2001

Software development costs	$ 524,149	$ 524,149
Less: accumulated amortization	(414,081)	(304,005)

Net book value	$ 110,068	$ 220,144

CHARTWELL TECHNOLOGY INC.
Notes to Consolidated Financial Statements, Page 4

Years ended October 31, 2002, 2001 and 2000
(stated in Canadian dollars)

4.	Capital leases:

The capital lease obligations were incurred to purchase office equipment. The following is a summary of the capital lease obligations at October 31, 2002:

Capital lease obligation	$ 15,828
Less current portion	(6,841)

$ 8,987

The following is a schedule by years of future minimum lease payments together with the net present value as at October 31, 2002:

Fiscal year ending:
2003	$ 8,796
2004	6,728
2005	3,195

Total minimum lease payments	18,719
Less interest amount	(2,891)

$ 15,828

CHARTWELL TECHNOLOGY INC.
Notes to Consolidated Financial Statements, Page 5

Years ended October 31, 2002, 2001 and 2000
(stated in Canadian dollars)

5.	Share capital:

(a)	Authorized:

100,000,000 common shares without par value

(b)	Issued:

	Number of shares	Amount

Balance, October 31, 1999	11,305,501	$ 2,779,751

Issued for cash on exercise of stock options	45,000	72,500
Issued on conversion of Special Warrants (iii)	550,000	932,800
Issued for cash on exercise of Warrannts (iii)	550,000	1,375,000
Issued on conversion of Special Warrants (ii)	3,100,000	9,258,584

Balance, October 31, 2000	15,550,501	14,418,635

Issued for cash on exercise of stock options	20,000	20,000
Issued for cash on exercise of Warrants	58,000	72,500

Balance, October 31, 2001	15,628,501	14,511,135

Issued for cash on exercise of stock options	189,200	121,088

Balance, October 31, 2002	15,817,701	$14,632,223

(i)	375,000 shares are held in escrow on behalf of the principals of the Company and are subject to the direction and determination of the regulatory authorities in the Province of British Columbia.

955,400 shares are held in escrow on behalf of the principals of the Company and others and subject to the direction and determination of the regulatory authorities in the Province of Alberta.

Pursuant to the Company’s acquisition of all of the issued shares of GTI, 1,000,000 shares are held in escrow and are realizable from time to time as to one escrowed share for each $1.00 of cash flow generated by GTI subsequent to its acquisition by the Company. Shares remaining in escrow at October 31, 2003 are to be returned to the Company and cancelled. At October 31, 2002 all these shares remain held in escrow.

The Company has agreed to issue an additional 25,000 shares as a finder’s fee in connection with the acquisition of GTI. This additional share issue will be subject to regulatory approval and will be subject to escrow as determined by regulatory authorities. As of October 31, 2002, these shares have not been issued.

CHARTWELL TECHNOLOGY INC.
Notes to Consolidated Financial Statements, Page 6

Years ended October 31, 2002, 2001 and 2000
(stated in Canadian dollars)

5.	Share capital (continued):

(b)	Issued (continued):

(ii)

On March 10, 2000, the Company received $10,075,000, less $816,416 of related issue costs, through a private placement of 3,100,000 Special Warrants. These Special Warrants entitle the holder to acquire one common share and one half common share purchase warrant. Each whole purchase warrant entitles the holder thereof to acquire one common share of the Company at a price of $3.80 and is exercisable for a period of one year from the date of issue. In conjunction with the issue of Special Warrants, the Company issued to its Agent 310,000 broker warrants and 500,000 warrants to a financial consultant as compensation for financial advisory services. Each warrant entitled the holder to acquire an option to purchase one common share at a price of $3.25 per share, exercisable until March 10, 2001. These warrants have expired.

On July 14, 2000 the 3,100,000 Special Warrants were converted to 3,100,000 common shares and 1,550,000 purchase warrants. These warrants expired on March 10, 2001.

(iii)

During the year ended, October 31, 1999 the Company received $1,000,000 through a private placement of 500,000 Special Warrants. The Special Warrants originally entitled the holder to acquire one common share and one warrant. Each warrant entitled the holder thereof to acquire one common share of the Company at a price of $2.50 until May 26, 2000. The Company did not complete the prospectus filing to clear the securities by September 24, 1999 and, accordingly, the Special Warrants were convertible or exchangeable for 1.1 common shares and 1.1 warrants each. All of the Special Warrants were converted to common shares, and in addition, 550,000 warrants to purchase common shares were exercised at $2.50 per common share.

(c)	Stock options and warrants:

The Company has a stock option plan for its directors, officers, employees and key consultants whereby an amount of options to a maximum of 3,110,100 shares may be granted subject to certain terms and conditions. Stock option vesting privileges are at the discretion of the Board. The exercise price for stock options granted is no less than the quoted market price on grant date.

CHARTWELL TECHNOLOGY INC.
Notes to Consolidated Financial Statements, Page 7

Years ended October 31, 2002, 2001 and 2000
(stated in Canadian dollars)

5.	Share capital (continued):

(c)	Stock options and warrants:

Changes in the number of options, with these weighted average exercise prices are summarized below:

	October 31, 2002		October 31, 2001

	Shares	Weighted average exercise price	Shares	Weighted average exercise price

Outstanding, beginning of year	2,011,566	$1.15	1,777,532	$1.02
Granted	426,400	1.54	579,100	1.35
Exercised	--	--	(209,200)	0.67
Forfeited	49,100	1.80	(135,866)	1.03

Outstanding, end of year	2,388,866	$1.21	2,011,566	$1.15

On June 5, 2001 the Company re-priced certain employee stock options with an original exercise price ranging from $1.77 to $4.20, to a new exercise price ranging from $1.06 to $1.17.

The following table summarizes information about the stock options outstanding at October 31, 2002:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number	Weighted average remaining contractual life (years)	Weighted average Exercise price	Number	Weighted average Exercise price

$ 1.00-1.50	1,896,366	2.6	$1.07	1,575,070	$1.08
1.51-2.00	442,500	3.7	1.72	67,732	1.72
2.01-2.09	50,000	3.8	2.09	33,333	2.09

$ 1.00-2.09	2,388,866	2.8	$1.21	1,676,135	$1.12

In November 2000, 58,000 of the 1998 warrants were converted to common shares and the remaining 192,000 warrants expired.

CHARTWELL TECHNOLOGY INC.
Notes to Consolidated Financial Statements, Page 8

Years ended October 31, 2002, 2001 and 2000
(stated in Canadian dollars)

6.	Related party transactions:

For the year ended October 31, 2002, the Company paid legal fees of $60,000 (2001 —$60,000; 2000 — $62,000) and consulting fees of $165,000 (2001 — $162,000; 2000 — $135,000) to various directors of the Company in the normal course of business. These transactions were measured at the exchange amount and recorded in general and administrative expenses.

Amounts due from related parties of $162,565 consist of amounts due from Company officers, directors and employees. Of these amounts, $29,907 is non-interest bearing, unsecured and with no set terms of repayment. The remaining $132,658 bears 6% interest and is secured by 189,200 common shares of the Company.

In fiscal 2001, the Company determined that $242,512 of liabilities, which were recognized upon the acquisition of the issued and outstanding shares of GTI, were no longer payable, and therefore these amounts have been recognized as income in the fiscal 2001 year.

7.	Income taxes:

Income tax recovery differs from the amount that would be computed by applying the basic combined Canadian federal and provincial statutory income tax rate to the net loss for the year. The reasons for the differences are as follows:

	2002	2001	2000

Net loss	$(1,431,282)	$(835,967)	$(2,625,306)

Combined Canadian federal and provincial
statutory rate	39.7%	42.6%	43.6%

Computed recovery	(568,219)	(356,121)	(1,144,633)
Non-tax-based amortization	43,653	44,605	47,992
Difference in foreign tax rates	(956,101)	(762,816)	5,338
Foreign accrual property income	1,034,320	741,800	--
Benefit of future tax assets not recognized	438,060	321,978	802,625
Non deductible expenses	8,287	10,554	288,678

Actual recovery	$ --	$ --	$ --

CHARTWELL TECHNOLOGY INC.
Notes to Consolidated Financial Statements, Page 9

Years ended October 31, 2002, 2001 and 2000
(stated in Canadian dollars)

7.	Income taxes (continued):

The adjustment in respect of differences in foreign tax rates includes amounts arising from the differences in taxable income in the various jurisdictions in which the Company operates.

The components of the Company’s net future income tax asset at October 31, 2002, no portion of which has been recorded in these financial statements, are as follows:

	Canada	United States	Total

Benefit of non-capital/net operating losses	$1,200,628	$ 24,823	$1,225,451
Capital assets	116,966	--	116,966
Benefit of share issue costs	120,340	--	120,340
Resource deductions	87,963	--	87,963
Deferred development costs	449,460	--	449,460

	$1,975,357	$ 24,823	$2,000,180

As at October 31, 2002, the Company has Canadian unrecognized loss carry-forwards for income tax purposes of approximately $3,418,645 (2001 — $4,187,000) available for deduction against future years’ taxable income. These losses expire as follows:

2003	$ 85,773
2004	136,870
2005	140,519
2006	955,395
2007	--
2008	848,902
2009	1,251,186

$3,418,645

In addition, for income tax purposes GTI has net operating losses carry-forward of $73,008 (2001 — $74,243) available for deduction against future year’s taxable income in the United States. These losses expire between 2018 and 2019.

CHARTWELL TECHNOLOGY INC.
Notes to Consolidated Financial Statements, Page 10

Years ended October 31, 2002, 2001 and 2000
(stated in Canadian dollars)

8.	Financial instruments:

The Company’s financial instruments consist of cash, short term investments (provincial government bonds), accounts receivable, amounts due from related parties, accounts payable and accrued liabilities and capital lease obligations. The fair value of these financial instruments approximate their carrying values, unless otherwise noted. It is management’s opinion that the Company is not exposed to significant interest and or credit risk. The Company’s short term investments consist of investments in low risk, fixed interest, corporate bonds. A substantial portion of the Company’s revenue is exposed to currency fluctuations.

9.	Commitments:

Operating leases:

The Company operates from leased premises. Future minimum annual payments under the leases are as follows:

2003	$159,000
2004	159,000
2005	79,500

10.	Segmented information:

The Company has aggregated its Canadian and Belize operating segments into one reporting segment as management has determined that the nature of the operations in each segment meets the aggregation criteria specified by the CICA. The Company’s software set-up and license fees are from domestic and foreign entities and originate from the following countries of operation:

2002	Canada	Belize	Total

Software set-up fees	$ 47,529	$ 741,668	$ 789,197
Software license fees	$ 231,071	$2,415,695	$2,646,766
Total assets	$4,660,842	$2,065,341	$6,726,183

2001

Software set-up fees	$ 212,361	$1,716,335	$1,928,696
Software license fees	$ 67,022	$ 841,854	$ 908,876
Total assets	$6,723,320	$1,214,086	$7,937,406

CHARTWELL TECHNOLOGY INC.
Notes to Consolidated Financial Statements, Page 11

Years ended October 31, 2002, 2001 and 2000
(stated in Canadian dollars)

10.	Segmented information (continued):

2000	Canada	Belize	Total

Software set-up fees	$44,375	$865,527	$909,902
Software license fees	$ --	$172,463	$172,463

During the year ended October 31, 2002, three licensees (2001 – 5; 2000 – 3), each of which provided more than 10% of the Company’s set-up fees and license revenue, accounted for 68.5% (2001 – 54.9%; 2000 – 42.9%) of the Company’s 2002 total set-up fee and license revenue.

11.	Differences in generally accepted accounting principles between Canada and the United States:

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles “Canadian GAAP”. Any differences in United States generally accepted accounting principles (“U.S. GAAP”) as they pertain to the Company’s financial statements are not material except as follows:

(a)	Reconciliation of Canadian GAAP Loss to U.S. GAAP Net Loss:

The effect on the loss for each of the years in the three year period ended October 31, 2002 of the differences between Canadian GAAP and US GAAP is summarized as follows:

	Years ended October 31,

	2002	2001	2000

Net loss from continuing operations
for the period as reported in
accordance with Canadian GAAP	$(1,431,282)	$ (835,967)	$(2,625,306)
Repricing of stock options	95,820	(702,660)	--
Stock based compensation expense:
APB 25	(7,981)	(37,580)	(118,785)
FAS 123	(105,119)	(94,870	--

Net loss under U.S. GAAP	(1,448,562)	(1,671,077)	(2,744,091)
Deficit, beginning of year, under U.S. GAAP	(7,826,907)	(6,155,830)	(3,411,739)

Deficit, end of year, under U.S. GAAP	$(9,275,469)	$(7,826,907)	$(6,155,830)

CHARTWELL TECHNOLOGY INC.
Notes to Consolidated Financial Statements, Page 12

Years ended October 31, 2002, 2001 and 2000
(stated in Canadian dollars)

11.	Differences in generally accepted accounting principles between Canada and the United States (continued):

(a)	Reconciliation of Canadian GAAP Loss to U.S. GAAP Net Loss (continued):

	Years ended October 31,

	2002	2001	2000

Net loss per share, basic	$ (0.11)	$ (0.13)	$ (0.25)
Weighted average shares for basic EPS	13,485,109	13,286,063	10,796,530

For U.S. GAAP purposes, the amounts of interest income would not be included in the subtotal of revenue.

The components of comprehensive income are as follows:

	2002	2001	2000

Net loss - US GAAP	$(1,448,562)	$(1,671,077)	$ --
Other comprehensive income:
Change in fair value of available
for sale long-term securities	(85,426)	27,625	--

Comprehensive income (loss)	$(1,533,988)	$(1,643,452)	$ --

Balance sheet items which vary in conformity with US GAAP and SEC requirements:

	2002	2001

Assets:
Available for sale long-term securities	$ 1,365	$ 70,507

Shareholders' Equity:
Common Stock	$ --	$ --
Accumulated other comprehensive income	(85,426)	27,625
Deficit	(9,275,469)	(7,826,907)

	$(9,360,895)	$(7,799,282)

There are no variations between the amounts of assets and liabilities and those amounts measured using U.S. GAAP.

CHARTWELL TECHNOLOGY INC.
Notes to Consolidated Financial Statements, Page 13

Years ended October 31, 2002, 2001 and 2000
(stated in Canadian dollars)

11.	Differences in generally accepted accounting principles between Canada and the United States (continued):

(b)	Stock based compensation:

The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations, in accounting for its stock options issued to employees, directors and officers of the Company for purposes of reconciliation to U.S. GAAP. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, “Accounting for Stock-Based Compensation”, established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above and has adopted the disclosure requirements of SFAS No. 123. Stock options issued to consultants and other third parties are accounted for at their fair values in accordance with SFAS No. 123. The fair value of the options granted to consultants and other third parties is estimated on the date of grant using the Black Scholes option pricing model with the following weighted average assumptions for grants; expected volatility of 72%, risk free interest rate of 5% and expected option lives of 5 years.

With the exception of 100,000 options granted to a consultant in the year ended October 31, 2002, and 50,000 options granted to a consultant in each of the years ended October 31, 2001 and 2000, all options granted to date have been fixed and granted to employees, directors and officers of the Company. $105,119 (2001 – 94,870; 2000 — nil) has been charged against income for those options in 2002.

The Company has calculated the fair value of stock options granted to employees, directors and officers under the minimum valued method using the Black Scholes option pricing model with the following weighted-average assumptions:

	2002	2001	2000

Risk free interest rate	5%	6%	6%
Volatility	72%	100%	100%
Expected option life (in years)	5	5	5
Dividend yield	0%	0%	0%

CHARTWELL TECHNOLOGY INC.
Notes to Consolidated Financial Statements, Page 14

Years ended October 31, 2002, 2001 and 2000
(stated in Canadian dollars)

11.	Differences in generally accepted accounting principles between Canada and the United States (continued):

(b)	Stock based compensation (continued):

Had the Company determined compensation costs based on the fair value at the date of grant for its stock options under SFAS 123, net earnings in accordance with US GAAP would have been as reported in the following table. The Company has not recognized in income any amount under SFAS 123 for stock-based employee compensation expense. These pro forma earnings reflect compensation cost amortized over the options’ vesting period.

	Years ended October 31,

	2002	2001	2000

Net loss under U.S. GAAP
As reported	$ (1,448,562)	$ (1,671,077)	$ (2,744,091)
Pro forma	(1,683,131)	(1,889,073)	(3,656,095)

Basic loss per common share:
As reported	$ (0.11)	$ (0.13)	$ (0.25)
Pro forma	(0.12)	(0.14)	(0.34)

(c)	Additional disclosures under U.S. GAAP:

(i)

The Company follows SFAS 130 regarding comprehensive income for purposes of reconciliation to U.S. GAAP. Under U.S. GAAP, items defined as other comprehensive income are separately classified in the financial statements and the accumulated balance of other comprehensive income (loss) is reported separately in shareholders’ equity on the balance sheet. For the three years ended October 31, 2002 there are no items classified as other comprehensive income, with the exception of a change in the fair value of available for sale securities of $(85,426) for the year ended October 31, 2002 (2001 – $27,625).

(ii)

The 2,330,400 common shares held in escrow for the year ended October 31, 2002 (2001 – 2,330,400 and 2000 — 1,627,700), have not been included in the calculation of basic or diluted earnings per share as doing so would be anti-dilutive.